AMENDED AND RESTATED
DISTRIBUTION AND SERVICE PLAN

Fidelity Colchester Street Trust: Prime Reserves Portfolio

Class III Shares

1.

This AMENDED and RESTATED Distribution and Service Plan (the “Plan”), when effective in accordance with its terms, shall be the written plan contemplated by Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Act”) for the Class III (“Class III”) Shares of Prime Reserves Portfolio (the “Fund”), a series of Fidelity Colchester Street Trust (the “Trust”).

2.

The Trust has entered into a General Distribution Agreement on behalf of the Fund with Fidelity Distributors Company LLC (the “Distributor”), an affiliate of the Fund’s investment adviser (the “Adviser”), under which the Distributor uses all reasonable efforts, consistent with its other business, to secure purchasers of the Fund’s Shares of beneficial interest (the “Shares”). Such efforts may include, but neither are required to include nor are limited to, the following: (1) formulation and implementation of marketing and promotional activities, such as mail promotions and television, radio, newspaper, magazine and other mass media advertising; (2) preparation, printing and distribution of sales literature; (3) preparation, printing and distribution of prospectuses of the Fund and reports to recipients other than the existing shareholders of the Fund; (4) obtaining such information, analyses and reports with respect to marketing and promotional activities as the Distributor may, from time to time, deem advisable; (5) making payments to securities dealers and others engaged in the sale of Shares or who engage in shareholder support services (“Investment Professionals”); and (6) providing training, marketing and support to such dealers with respect to the sale of Shares.

3.

In consideration for the services provided and the expenses incurred by the Distributor pursuant to the General Distribution Agreement and paragraph 2 hereof, all with respect to Class III Shares, Class III shall pay to the Distributor a fee at the annual rate of 0.00% (or such lesser amount as the Trustees may, from time to time, determine) of the average daily net assets of Class III throughout the month. The determination of daily net assets shall be made at the close of business each day throughout the month and computed in the manner specified in the Fund’s then current Prospectus for the determination of the net asset value of the Fund’s Class III Shares. The Distributor may use all or any portion of the distribution fee received pursuant to the Plan to compensate Investment Professionals who have engaged in the sale of Class III Shares or in shareholder support services with respect to Class III Shares pursuant to agreements with the Distributor, or to pay any of the expenses associated with other activities authorized under paragraph 2 hereof.

4.

Separate from any payments made as described in paragraph 3 hereof, Class III shall also pay to the Distributor a service fee at the annual rate of 0.25% (or such lesser amount as the Trustees, may from time to time, determine) of the average daily net assets of Class III throughout the month. The determination of daily net assets shall be made at the close of business each day throughout the month and computed in the manner specified in the Fund’s then current Prospectus for the determination of the net asset value of Class III Shares, but shall exclude assets attributable to any other class of Shares of the Fund. In accordance with such terms as the Trustees may from time to time establish, the Distributor may use all or a portion of such service fees to compensate Investment Professionals for personal service and/or the maintenance of shareholder accounts, or for other services for which “service fees” lawfully may be paid in accordance with applicable rules and regulations.

5.

The Fund presently pays, and will continue to pay, a management fee to the Adviser pursuant to a management agreement between the Fund and the Adviser (the “Management Contract”). It is recognized that the Adviser may use its management fee revenue, as well as its past profits or its resources from any other source, to make payment to the Distributor with respect to any expenses incurred in connection with the distribution of Class III Shares, including the activities referred to in paragraph 2 hereof. To the extent that the payment of management fees by the Fund to the Adviser should be deemed to be indirect financing of any activity primarily intended to result in the sale of Class III Shares within the meaning of Rule 12b-1, then such payment shall be deemed to be authorized by this Plan.

6.

This Plan shall become effective upon the approval by a vote of a majority of the Trustees of the Trust, including a majority of Trustees who are not “interested persons” of the Trust (as defined in the Act) and who have no direct or indirect financial interest in the operation of this Plan or in any agreement related to the Plan (the “Independent Trustees”), cast in person at a meeting called for the purpose of voting on this Plan.

7.

This Plan shall, unless terminated as hereinafter provided, remain in effect until July 31, 2020, and from year to year thereafter; provided, however, that such continuance is subject to approval annually by a vote of a majority of the Trustees of the Trust, including a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on this Plan. This Plan may be amended at any time by the Board of Trustees, provided that (a) any amendment to increase materially the fee provided for in paragraphs 3 and 4 hereof shall be effective only upon approval by a vote of a majority of the outstanding voting securities of Class III and (b) any material amendment of this Plan shall be effective only upon approval in the manner provided in the first sentence of this paragraph.

8.

This Plan may be terminated at any time, without the payment of any penalty, by vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of Class III.

9.

During the existence of this Plan, the Trust shall require the Adviser and/or the Distributor to provide the Trust, for review by the Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended in connection with financing any activity primarily intended to result in the sale of Shares of Class III (making estimates of such costs where necessary or desirable) and the purposes for which such expenditures were made.

10.

This Plan does not require the Adviser or the Distributor to perform any specific type or level of distribution activities or to incur any specific level of expenses for activities primarily intended to result in the sale of Class III Shares.

11.

Consistent with the limitation of shareholder liability as set forth in the Trust’s Declaration of Trust or other organizational document, any obligation assumed by Class III pursuant to this Plan and any agreement related to this Plan shall be limited in all cases to Class III and its assets and shall not constitute an obligation of any shareholder of the Trust or of any other class of the Fund, series of the Trust or class of such series.

12.

If any provision of this Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.